# HSBC Vantage5® Index
## Monthly Performance Report – March 2019



### HSBC Vantage5 Index
### Simulated & Historical Returns

All information in this document prior to March 15, 2017 consists of hypothetical back-tested data. See "Use of simulated returns."
Source: S&P 500, Bloomberg, and HSBC

### Simulated & Historical Performance: August 2011 to March 29, 2019

| | Total Performance |
|---|---|
| March 2019 | 2.0% |
| YTD Return | 2.5% |
| 1Y Return | -3.0% |
| 3Y Return⁺ | 12.0% |
| 5Y Return⁺ | 22.8% |
| Annualized Vol (1Y) | 7.7% |
| Annualized Vol (since backtest inception) *⁺ | 6.1% |

*Calculated on a per annum percentage basis. See "Use of simulated returns."
+ All information in this document prior to March 15, 2017 consists of hypothetical back-tested data. See "Use of simulated returns."

## Monthly Allocation

| | | Feb-19 | Mar-19 | Apr-19 | 12M Avg |
|---|---|---|---|---|---|
| Developed Equities (Max. 60%) | SPY | 0.0% | 0.0% | 0.0% | 2.8% |
| | SPLV | 5.0% | 17.3% | 14.3% | 8.1% |
| | IWM | 0.0% | 0.0% | 0.0% | 5.1% |
| | QQQ | 0.0% | 0.0% | 0.0% | 4.7% |
| | EFA | 0.0% | 0.0% | 0.0% | 0.0% |
| | **subtotal** | **5.0%** | **17.3%** | **14.3%** | **20.8%** |
| Developed Bonds (Max. 80%) | TLT | 38.7% | 18.1% | 17.6% | 10.6% |
| | LQD | 16.6% | 24.8% | 31.3% | 7.5% |
| | HYG | 0.0% | 0.0% | 1.2% | 5.1% |
| | **subtotal** | **55.3%** | **42.9%** | **50.1%** | **23.2%** |
| Emerging Markets (Max. 30%) | EEM | 5.2% | 3.6% | 0.0% | 0.8% |
| | EMB | 9.5% | 10.0% | 10.0% | 2.3% |
| | **subtotal** | **14.7%** | **13.6%** | **10.0%** | **3.1%** |
| Real Assets (Max. 30%) | IYR | 5.0% | 6.0% | 8.3% | 7.9% |
| | GLD | 20.0% | 20.0% | 17.2% | 10.2% |
| | **subtotal** | **25.0%** | **26.0%** | **25.5%** | **18.1%** |
| Inflation (Max. 5%) | TIP | 0.0% | 0.0% | 0.0% | 2.1% |
| Cash (Max. 50%)¹ | | 0.0% | 0.3% | 0.1% | 32.7% |

## Index Information

| | |
|---|---|
| Index Owner | HSBC Bank plc |
| Currency | USD |
| Volatility Target | 5% |
| Bloomberg Ticker | HSIEV5UE |
| Index Composition | Up to 13 ETFs plus Cash |
| Calculation Agent/ Index Administrator | S&P Dow Jones Indices LLC |
| Website | vantage5.hsbcnet.com |



HSBC Structured Investments | 212 525 8010 | uswealth.hsbcnet.com

## Detailed Monthly Performance - Simulated & Historical

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Annual* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2019 | 1.0% | -0.5% | 2.0% | | | | | | | | | | 2.5% |
| 2018 | 5.0% | -2.9% | -1.0% | -0.3% | 0.6% | 0.2% | 0.5% | 1.2% | -1.6% | -4.6% | 1.0% | -2.2% | -4.4% |
| 2017 | 0.9% | 1.6% | 0.2% | 1.0% | 1.5% | -0.6% | 2.0% | 0.6% | 0.0% | 1.6% | 1.4% | 0.8% | 11.5% |
| 2016 | 0.4% | 1.8% | 0.9% | 0.5% | -0.9% | 4.4% | 1.5% | -0.3% | 0.1% | -1.8% | -1.5% | 0.7% | 5.7% |
| 2015 | 4.0% | -2.1% | -0.1% | -1.3% | 0.0% | -1.3% | 0.4% | -2.9% | 0.6% | 1.0% | -0.9% | -0.4% | -3.1% |
| 2014 | -1.2% | 2.4% | -0.8% | 1.1% | 2.0% | 0.8% | -0.8% | 4.0% | -3.1% | 2.0% | 2.5% | 1.0% | 10.1% |
| 2013 | -0.4% | 0.4% | 2.0% | 2.8% | -4.4% | -2.0% | 2.6% | -1.6% | 1.6% | 1.8% | 0.7% | 1.0% | 4.4% |
| 2012 | 0.6% | 0.3% | -0.1% | 1.0% | 0.4% | 1.3% | 2.5% | -0.5% | 0.2% | -0.3% | 0.2% | 0.2% | 5.8% |
| 2011 | na | na | na | na | na | na | na | 3.9% | -0.4% | 0.8% | 0.7% | 1.4% | 7.3% |

*YTD return for current year

## Yearly Average Monthly Allocation – Simulated & Historical



## Quarterly Average Monthly Allocation - Simulated & Historical

| | Developed Equities | | | | | Fixed Income | | | Emerging Markets | | Real Assets | | Inflation | Cash |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | SPY | SPLV | IWM | QQQ | EFA | TLT | LQD | HYG | EEM | EMB | IYR | GLD | TIP | |
| Q1 2019 | 0.0% | 7.4% | 0.0% | 0.0% | 0.0% | 32.3% | 15.5% | 0.0% | 2.9% | 6.5% | 3.7% | 16.7% | 0.0% | 15.1% |
| Q4 2018 | 11.3% | 18.6% | 1.2% | 3.0% | 0.0% | 0.0% | 4.2% | 5.2% | 0.0% | 0.0% | 11.5% | 6.7% | 0.0% | 38.3% |
| Q3 2018 | 1.0% | 4.3% | 11.3% | 6.3% | 0.0% | 5.4% | 2.4% | 11.7% | 0.0% | 0.0% | 14.0% | 0.2% | 5.0% | 38.3% |
| Q2 2018 | 0.0% | 0.0% | 9.6% | 11.2% | 0.0% | 2.6% | 0.0% | 4.7% | 0.5% | 0.0% | 2.4% | 14.9% | 4.0% | 50.0% |
| Q1 2018 | 30.3% | 4.7% | 2.1% | 13.6% | 0.0% | 1.9% | 0.2% | 0.5% | 11.5% | 1.8% | 0.0% | 8.6% | 1.3% | 23.6% |
| Q4 2017 | 30.9% | 5.0% | 5.0% | 5.1% | 13.3% | 5.9% | 3.9% | 0.0% | 18.1% | 0.7% | 2.2% | 6.0% | 0.0% | 3.9% |
| Q3 2017 | 7.6% | 13.2% | 0.0% | 12.0% | 16.4% | 18.3% | 14.0% | 0.0% | 16.9% | 0.0% | 1.5% | 0.0% | 0.0% | 0.0% |
| Q2 2017 | 12.2% | 10.9% | 1.0% | 20.0% | 11.7% | 2.2% | 4.4% | 0.0% | 7.8% | 4.0% | 0.0% | 7.3% | 0.0% | 18.2% |

| | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Q1 2017 | 24.3% | 0.0% | 8.1% | 13.3% | 1.5% | 0.0% | 0.0% | 8.1% | 0.1% | 0.4% | 0.0% | 1.6% | 0.0% | 42.5% |
| Q4 2016 | 0.7% | 0.0% | 10.4% | 12.3% | 0.0% | 0.3% | 12.7% | 15.0% | 2.4% | 6.6% | 0.0% | 4.1% | 3.3% | 32.2% |
| Q3 2016 | 0.0% | 4.3% | 6.7% | 1.0% | 0.0% | 19.8% | 27.6% | 13.3% | 1.3% | 8.8% | 3.4% | 8.7% | 0.0% | 5.2% |
| Q2 2016 | 3.9% | 10.3% | 0.5% | 0.0% | 0.0% | 21.1% | 31.1% | 5.0% | 0.0% | 8.3% | 3.8% | 11.4% | 0.2% | 4.6% |
| Q1 2016 | 0.0% | 10.9% | 0.0% | 1.4% | 0.0% | 33.1% | 1.1% | 0.0% | 0.0% | 1.7% | 0.5% | 5.8% | 0.8% | 44.7% |
| Q4 2015 | 0.0% | 12.5% | 0.0% | 7.7% | 0.0% | 10.3% | 18.6% | 0.0% | 0.0% | 3.3% | 0.0% | 4.9% | 0.8% | 41.8% |
| Q3 2015 | 1.6% | 3.3% | 7.0% | 10.8% | 5.8% | 9.9% | 3.4% | 1.6% | 0.0% | 3.3% | 0.0% | 0.0% | 3.2% | 50.0% |
| Q2 2015 | 0.0% | 0.0% | 12.5% | 5.5% | 12.7% | 18.0% | 2.7% | 0.9% | 0.9% | 3.3% | 1.5% | 0.7% | 1.7% | 39.6% |
| Q1 2015 | 0.3% | 16.7% | 4.3% | 11.9% | 0.0% | 39.4% | 0.8% | 0.0% | 0.0% | 0.0% | 7.6% | 0.0% | 0.0% | 19.1% |
| Q4 2014 | 8.3% | 11.1% | 0.0% | 18.6% | 0.0% | 38.5% | 0.2% | 0.0% | 1.4% | 1.7% | 4.4% | 0.0% | 0.0% | 15.8% |
| Q3 2014 | 8.1% | 6.7% | 0.0% | 11.4% | 0.3% | 35.8% | 0.0% | 0.0% | 15.4% | 3.3% | 16.6% | 2.1% | 0.3% | 0.0% |
| Q2 2014 | 13.0% | 6.1% | 0.0% | 7.9% | 0.0% | 24.4% | 16.9% | 5.0% | 2.6% | 5.0% | 11.7% | 1.6% | 0.8% | 5.1% |
| Q1 2014 | 16.5% | 0.0% | 1.1% | 20.0% | 0.2% | 0.1% | 22.8% | 12.3% | 0.0% | 0.0% | 0.9% | 1.8% | 0.0% | 24.3% |
| Q4 2013 | 9.6% | 0.0% | 3.8% | 18.2% | 3.1% | 0.7% | 4.4% | 9.1% | 0.0% | 0.0% | 0.0% | 0.3% | 0.8% | 50.0% |
| Q3 2013 | 17.1% | 8.8% | 7.9% | 10.0% | 0.0% | 0.8% | 0.4% | 5.1% | 0.0% | 0.0% | 0.0% | 0.2% | 0.0% | 49.8% |
| Q2 2013 | 19.9% | 20.0% | 7.9% | 0.0% | 6.2% | 26.3% | 0.0% | 4.4% | 0.0% | 0.0% | 11.0% | 0.0% | 0.8% | 3.4% |
| Q1 2013 | 0.0% | 6.7% | 11.2% | 0.0% | 16.8% | 13.8% | 20.0% | 7.7% | 3.2% | 5.0% | 6.4% | 0.0% | 2.2% | 7.0% |
| Q4 2012 | 2.3% | 6.7% | 0.0% | 1.9% | 5.3% | 11.3% | 38.8% | 6.3% | 2.0% | 10.0% | 1.4% | 10.0% | 1.7% | 2.4% |
| Q3 2012 | 0.0% | 14.3% | 0.0% | 11.2% | 0.9% | 34.4% | 9.9% | 3.7% | 0.0% | 10.0% | 11.6% | 0.2% | 0.3% | 3.7% |
| Q2 2012 | 5.8% | 13.3% | 0.0% | 14.6% | 0.0% | 28.6% | 0.0% | 0.0% | 0.0% | 4.8% | 8.4% | 0.0% | 4.2% | 20.3% |
| Q1 2012 | 10.0% | 12.5% | 1.7% | 6.7% | 0.0% | 28.6% | 4.5% | 0.3% | 0.0% | 1.7% | 0.5% | 0.3% | 3.3% | 30.0% |
| Q4 2011 | 0.0% | 15.8% | 0.0% | 9.3% | 0.0% | 33.1% | 0.0% | 0.0% | 0.0% | 1.9% | 0.0% | 2.1% | 3.9% | 34.0% |
| Q3 2011 | 0.0% | 15.0% | 0.6% | 1.2% | 0.0% | 22.0% | 6.8% | 0.0% | 0.0% | 10.0% | 3.7% | 20.0% | 5.0% | 15.7% |

**Risks related to the index**

Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.

- S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.
- The Index may not be successful and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.
- The Index has a limited operating history and may perform in unanticipated ways.
- The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.
- The Index may perform poorly during periods characterized by short-term volatility.
- An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
- The Index may be partially uninvested.
- Correlation of performances among the ETFs may reduce the performance of the Index.
- The Index is subject to market risks
- Changes in the value of the ETFs may offset each other.
- The level of the Index will include the deduction of a change in the ICE LIBOR USD 3 Month interest rate and a fee.
- The Index comprises notional assets.

[1] This cap can increase in increments of 10% (subject to a maximum weight of 100%) as described further in the offering document.